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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13D
(Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Pacer Technology
(Name of Issuer)

Common Stock, no par value
(Title of Class and Securities)

693905200
(CUSIP Number of Class of Securities)

D. Stephen Antion
Ridgestone Corporation
10877 Wilshire Blvd, Suite 2000
Los Angeles, CA 90024
(310) 209-5300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 8, 2001
(Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [  ]

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 693905200	Page 2 of 12 Pages

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693905200	Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ridgestone Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 193,555
Shares
Beneficially	8.	Shared Voting Power
Owned by Each
Reporting	9.	Sole Dispositive Power 193,555
Person With
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,555

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.3%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 693905200	Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Christopher S. Kiper

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 12,390
Shares
Beneficially	8.	Shared Voting Power 22,110 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power 12,390
Person With
	10.	Shared Dispositive Power 22,110 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions)
IN

(1)
With respect to 22,110 Shares of Common Stock solely in his capacity as co-trustee of the Kiper Family Trust (the "Kiper Trust").

CUSIP No. 693905200	Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
D. Stephen Antion

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power
Shares
Beneficially	8.	Shared Voting Power 10,000 (1)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
	10.	Shared Dispositive Power 10,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
0.3%

14.	Type of Reporting Person (See Instructions)
IN

(1)
With respect to 10,000 Shares of Common Stock solely in his capacity as co-trustee of the Antion Trust (the "Antion Trust").

CUSIP No. 693905200	Page 6 of 12 Pages

Item 1. Security and Issuer

    This statement relates to the common stock, no par value (the "Common Stock"), of Pacer Technology, a California corporation (the "Issuer"). The Issuer's principal executive office is located at 9420 Santa Anita Avenue, Rancho Cucamonga, California 91730.

Item 2. Identity and Background

	NAME	PRINCIPAL BUSINESS ADDRESS
1.	Ridgestone Corporation a Delaware corporation	10877 Wilshire Blvd., Suite 2000 Los Angeles, CA 90024
2.	Christopher S. Kiper a citizen of the United States	10877 Wilshire Blvd., Suite 2000 Los Angeles, CA 90024
3.	D. Stephen Antion a citizen of the United States	10877 Wilshire Blvd., Suite 2000 Los Angeles, CA 90024

    The above-named persons are sometimes collectively referred to herein as the "Reporting Persons." The Reporting Persons are deemed to be a "group" within the meaning of Rule 13d-5(b) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act").

Ridgestone Corporation

    Ridgestone is a private investment company focused on owning, operating and financing middle market companies. Ridgestone's directors and executive officers are Abbott L. Brown, Linda L. Brown and D. Stephen Antion.

    Abbott L. Brown is Ridgestone's Chairman of the Board, Chief Executive Officer and founding shareholder. Mr. Brown was an executive officer and member of the Board of Directors of Global Crossing Ltd. from 1998 to 2000. From 1994 to 1998, Mr. Brown was managing director and chief financial officer of Pacific Capital Group, a merchant banking firm.

    Linda L. Brown serves as a Director of Ridgestone Corporation and is the Vice President and Secretary of Ridgestone Corporation.

    D. Stephen Antion is the President of Ridgestone. Prior to joining Ridgestone, Mr. Antion was a partner at O'Melveny & Myers LLP in Los Angeles.

    Christopher S. Kiper joined Ridgestone in June 2000 as a Principal. From 1998 to 2000, Mr. Kiper served in a variety of financial and operating roles at Global Crossing Ltd.

INDIVIDUAL REPORTING PERSONS

  1.
  Christopher S. Kiper—see description above under Ridgestone Corporation.
  2.
  D. Stephen Antion—see description above under Ridgestone Corporation.

    (d) None of the persons or entities named in this Item 2 has, during the last five years, been convicted in a criminal violation (excluding traffic violations and similar misdemeanors).

    (e) None of the persons or entities named in this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 693905200	Page 7 of 12 Pages
  (f)
  Each of the above-named individuals are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

    The source and amount of the funds used by the Reporting Persons to purchase the shares of Common Stock are as follows:

Reporting Person	Source of Funds	Amount of Funds
Ridgestone Corporation	Working Capital	$640,392
Christopher S. Kiper	Personal Funds	$110,201
D. Stephen Antion	Personal Funds	$38,595

Item 4. Purpose of Transaction

    The Reporting Persons currently hold the Common Stock for general investment purposes; however, the Reporting Persons retain the right to change their investment intent in the future depending upon the circumstances.

    The Reporting Persons do not as of the date of this filing have any specific plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may continue to acquire shares of the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

  (a)
  and (b) Based upon information contained in the Issuer's Proxy statement filed with the Commission on October 9, 2001, as of September 28, 2001 there were 3,060,705 shares of Common Stock issued and outstanding and the Reporting Persons have used this number to determine their individual percentage interest in the Issuer's Common Stock.
  (1)
  Ridgestone Corporation

        The aggregate number of shares of Common Stock of the Issuer that Ridgestone Corporation owns is 193,555 which constitutes 6.3% of the outstanding shares of Common Stock. Abbott L. Brown and Linda Brown, the directors of Ridgestone, share the power to vote or to direct the vote of and to dispose of or to direct the disposition of all 193,555 shares.

    (2)
    Christopher S. Kiper

        The aggregate number of shares of Common Stock of the Issuer that Christopher S. Kiper may be deemed to own is 34,500 which constitutes 1.1% of the outstanding shares of Common Stock. Mr. Kiper has sole power to vote or to direct the vote of and to dispose or to direct the disposition of 12,390 shares. Mr. Kiper has shared power to vote or to direct the vote of and to dispose of or to direct the disposition of 22,110 shares which are held in the Kiper Trust. Because Mr. Kiper is a co-trustee of the Kiper Trust, Mr. Kiper may be deemed to beneficially own the shares of Common Stock owned by the Kiper Trust.

    (3)
    D. Stephen Antion

        The aggregate number of shares of Common Stock of the Issuer that D. Stephen Antion may be deemed to own is 10,000 which constitutes 0.3% of the outstanding shares of Common Stock. Mr. Antion has shared power to vote or to direct the vote of and to dispose of or to direct the disposition of such shares, which are held in the Antion Trust. Because Mr. Antion is a co-trustee of the Antion Trust, Mr. Antion may be deemed to beneficially own the shares of Common Stock owned by the Antion Trust.

CUSIP No. 693905200	Page 8 of 12 Pages

        As a group, Ridgestone Corporation, Mr. Kiper and Mr. Antion have the power to vote or dispose of an aggregate of 238,055 shares of Common Stock of the Issuer, representing 7.8% of the outstanding shares of the Issuer.

  (b)
  Following is a list of the transactions by the Reporting Persons in the Common Stock within the past 60 days (in each case, all trades were executed on the OTC (over-the-counter) market):

REPORTING PERSON	DATE	TRANSACTION	NO. OF SHARES	PRICE/SHARE
Ridgestone Corporation	9/10/01	Sale	1,500	$3.40
	9/10/01	Sale	800	$3.36
	9/10/01	Purchase	2,000	$3.35
	9/17/01	Purchase	600	$3.24
	9/17/01	Purchase	500	$3.12
	9/17/01	Purchase	2,000	$3.20
	9/17/01	Purchase	1,000	$3.09
	9/18/01	Purchase	100	$3.13
	9/18/01	Purchase	100	$3.12
	9/18/01	Purchase	300	$3.01
	9/18/01	Purchase	600	$3.29
	9/18/01	Purchase	600	$3.38
	9/18/01	Purchase	500	$3.37
	9/18/01	Purchase	900	$3.32
	9/18/01	Purchase	1,000	$3.31
	9/18/01	Purchase	500	$3.29
	9/18/01	Purchase	1,900	$3.20
	9/19/01	Sale	2,000	$3.43
	9/19/01	Purchase	9,000	$3.42
	9/19/01	Purchase	2,000	$3.45
	9/19/01	Purchase	1,000	$3.44
	9/19/01	Purchase	1,000	$3.43
	9/19/01	Purchase	1,000	$3.40
	9/20/01	Sale	2,000	$3.55
	9/21/01	Purchase	4,000	$3.35
	9/21/01	Purchase	2,000	$3.30
	9/21/01	Sale	5,000	$3.43
	9/21/01	Purchase	2,000	$3.45
	9/21/01	Sale	3,000	$3.45
	9/21/01	Sale	2,500	$3.52
	9/21/01	Purchase	12,500	$3.36
	9/21/01	Purchase	4,500	$3.35
	9/24/01	Purchase	2,000	$3.36
	9/24/01	Purchase	3,400	$3.40
	9/24/01	Purchase	9,100	$3.35
	9/24/01	Purchase	10,000	$3.44
	10/8/01	Purchase	1,000	$3.11
	10/8/01	Purchase	1,000	$3.12
	10/8/01	Purchase	500	$3.20
	10/8/01	Purchase	1,000	$3.24
	10/8/01	Purchase	1,600	$3.25
	10/8/01	Purchase	48,800	$3.28

CUSIP No. 693905200	Page 9 of 12 Pages

REPORTING PERSON	DATE	TRANSACTION	NO. OF SHARES	PRICE/SHARE
	10/10/01	Purchase	7,500	$3.30
	10/10/01	Purchase	2,000	$3.31
	10/10/01	Purchase	5,500	$3.35
	10/11/01	Sale	10,500	$3.51
	11/2/01	Purchase	5,000	$3.80
	11/5/01	Purchase	1,555	$3.80
	11/5/01	Purchase	100	$3.83
	11/5/01	Purchase	300	$3.82
	11/7/01	Purchase	300	$4.24
	11/7/01	Purchase	1,800	$4.25
	11/7/01	Purchase	4,700	$4.30
	11/8/01	Purchase	200	$4.29
	11/8/01	Purchase	1,100	$4.30
	11/8/01	Purchase	500	$4.35
Christopher S. Kiper	9/17/01	Purchase	500	$3.12
	9/18/01	Sale	2,000	$3.33
	9/19/01	Purchase	1,000	$3.43
	9/19/01	Sale	1,000	$3.53
	9/21/01	Sale	200	$3.52
	9/21/01	Sale	1,800	$3.46
	9/24/01	Purchase	210	$2.99
	9/27/01	Sale	1,600	$3.29
	9/28/01	Purchase	4,000	$3.24
	10/1/01	Purchase	2,500	$3.20
	10/2/01	Purchase	1,000	$3.20
	10/11/01	Purchase	5,000	$3.37
	10/11/01	Sale	2,610	$3.51
	11/1/01	Purchase	3,300	$3.80
	11/7/01	Purchase	1,000	$4.10
	11/8/01	Purchase	150	$4.28
	11/8/01	Purchase	50	$4.29
D. Stephen Antion	10/29/01	Purchase	1,600	$3.63
	10/31/01	Purchase	4,000	$3.72
	11/1/01	Purchase	2,000	$3.83
	11/7/01	Purchase	2,400	$4.28

  (d)
  Each of the Reporting Persons affirms that no person other than such Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares owned by such Reporting Person.
  (e)
  Not applicable.

Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of Issuer

    Christopher S. Kiper is an employee of Ridgestone Corporation. He and D. Stephen Antion have profit participations in connection with Ridgestone Corporation's ownership of the Issuer's Common Stock. Linda L. Brown is the wife of Abbott L. Brown.

Item 7. Material to be filed as Exhibits

    Joint Filing Statement            Exhibit 1

CUSIP No. 693905200	Page 10 of 12 Pages

SIGNATURE

    After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2001

RIDGESTONE CORPORATION
By:	/s/ ABBOTT L. BROWN Name: Abbott L. Brown Title: Chairman and Chief Executive Officer
By:	/s/ CHRISTOPHER S. KIPER Name: Christopher S. Kiper
By:	/s/ D. STEPHEN ANTION Name: D. Stephen Antion

CUSIP No. 693905200	Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Description	Page
1.	Joint Filing Statement	12

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AMENDMENT NO. 1 TO SCHEDULE 13D (Rule 13d-101)
Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of Issuer
Item 7. Material to be filed as Exhibits
SIGNATURE